C21 INVESTMENTS ENGAGES CB1 CAPITAL AS STRATEGIC BUSINESS ADVISORS

Vancouver, British Columbia (September 11, 2019) - C21 Investments Inc. (CSE: CXXI) (OTCQB: CXXIF) ("C21 Investments" or the "Company"), a U.S. based multi-state cannabis operator, is pleased to report that it has engaged CB1 Capital Advisors LLC, a New York-based advisory firm focusing on health and wellness through cannabinoids, as strategic business advisors.

CB1 Capital Advisors is an advisory firm that focuses on companies in the supply chain of cannabinoid-based wellness solutions, products and therapies that have therapeutic or commercial use-cases.  As an adviser, CB1 Capital Advisors will provide strategic and business development advice to the Company.

"We are excited to work with CB1 Capital Advisors as we execute the next phase of our strategy," said Sonny Newman, Chief Executive Officer of C21 Investments. "The timing was right for us to enter into this alliance as the industry and our company are evolving towards more disciplined and profit driven models in the adult-use cannabis sector."

Todd Harrison, Managing Director of CB1 Capital Advisors LLC, said "We believe C21 Investments is well-positioned to succeed as we enter the second phase of the secular bull market in cannabis, which will focus on U.S. opportunities and consumer-packaged goods. C21 delivers in both categories and we look forward to hitting the ground running."

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

About the CB1 Capital companies

Based in Port Washington, New York, the CB1 Capital companies specialize in companies in the supply chain of cannabinoid-based wellness solutions, products and therapies that have therapeutic or commercial use-cases. CB1 Capital Advisors is the group's consulting and advisory arm and CB1 Capital Management is the group's investment advisory business that invests in securities of companies in the cannabinoid-wellness space. Nothing contained in this release is intended as a solicitation to invest.

Media contact:

Skyler Pinnick

Chief Marketing Officer and Director

Sky.Pinnick@cxxi.ca

+1 833 BUY-CXXI (289-2994)

Investor contact:

Michael Kidd

Chief Financial Officer and Director

Michael.Kidd@cxxi.ca

+1 833 BUY-CXXI (289-2994)

Notice regarding Forward Looking Statements: This news release contains forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this news release.